October 19, 2005



Mail Stop 6010

Brent Sheppard
Olympic Weddings International, Inc.
CSC Services of Nevada, Inc.
502 East John Street
Carson City, Nevada 89706

Re:	Olympic Weddings International, Inc.
	Registration Statement on Form SB-2
	Filed September 27, 2005
	         File No. 333-128614
Dear Mr. Sheppard:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.
Please be as detailed as necessary in your explanation.  In some of
our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
Risk Factors, page 6
1. Please tell us whether you plan to register you securities under
Section 12 of the Exchange Act.   If you do not, please add a risk
fact to explain the effects of the automatic suspension under Section
15(d) and the inapplicability of the proxy rules and Section 16 of the Exchange Act.
2. Please add a risk factor to discuss risks associated with the size of the common stock holdings of the directors and officers.

Broker-dealers may be discouraged from effecting transactions..., page 7
3. Tell us the basis for your statement in the second paragraph on page 8 regarding the exemption from the penny stock rules for individual accredited investors.
Plan of Distribution, page 11
4. Please expand your disclose to explain how you intend to find purchasers for your shares. For example, do you intend to use the Internet? If so, explain to us in detail how you will ensure that your electronic distribution procedures are consistent with
Section 5
of the Securities Act.
5. We note your reference to subscriptions in your document, like here and on page 6. Please file all subscription documents as exhibits. Also clarify when investors will become shareholders of your company.
The Market, page 16
6. We note your references to Internet addresses. Please see footnotes 41-43 and the related text of SEC Release 33-7856 (April 28, 2000) regarding your responsibility for hyperlinked information and the related filing requirements.
Competition and Competitive Strategy, page 17
7. Please discuss your competition from companies that may provide components of the services you provide, including wedding planners and travel agencies.
8. With a view toward disclosure, please tell us whether Watabe has protected any aspects of its business model and whether your operations would violate Watabe`s rights. Also tell us whether Mr.
Sheppard has any non-competition or related obligations to Watabe. Certain Relationships and Related Transactions, page 22
9. Please confirm the date of the issuance of stock to Mr. Sheppard, as November 9, 2005 has not yet occurred.
10. Please confirm the amounts issued to Mr. Sheppard, Mr. Wallace and Mr. Pierson as the amounts do not add up to 2,700,000 shares. Other Expenses, page 26
11. It appears that you have not planned to spend any money for compliance with state securities laws. Please tell us how this offering will be conducted consistent with such laws.

Signatures
12. Your principal executive officer, principal financial officer, and controller or principal accounting officer should sign in those capacities below the second paragraph of text required on the signature page.
Financial Statements, page F-1
13. We note that you were formed on November 9, 2004 and that your fiscal year ended on April 30, 2005. We also note that you have provided audited financial statements as of April 30, 2005 and unaudited financial statements as of July 31, 2005. Item 310(a) of
Regulation S-B requires issuers to provide audited financial statements as of a date within 135 days of the initial filing date if the issuer has been in existence less than one year. Please amend the filing to provide audited financial statements as of a date within 135 days of your amended Form SB-2.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact David Burton at (202) 551-3626 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202)-551-
3617
with any other questions.
      Sincerely,




							Russell Mancuso
							Branch Chief
cc:	W. Scott Lawler, Esq.